Exhibit 21.1

SUBSIDIARIES OF BLACK STONE MINERALS, L.P.

Entity	Jurisdiction of Organization
Black Stone Energy Company, L.L.C.	Texas
Black Stone Minerals Company, L.P.	Delaware
Black Stone Minerals GP, L.L.C.	Delaware
Black Stone Natural Resources, L.L.C.	Delaware
Black Stone Natural Resources Management Company	Texas
BSAP II GP, L.L.C.	Delaware
BSML Partnership	Texas
O’Connell Holdings, L.L.C.	Delaware
O’Connell Partners, L.P.	Delaware
TLW Investments, L.L.C.	Oklahoma